UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        FORM 12b-25

                                NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
             [ ] Form N-SAR

      For Period Ended:      August 26, 2000
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      [  ]  Transition Report on Form 10-K
      [  ]  Transition Report on Form 20-F
      [  ]  Transition Report on Form 11-K
      [  ]  Transition Report on Form 10-Q
      [  ]  Transition Report on Form N-SAR
      For the Transition Period Ended:________________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Name of Registrant
     Trend-Lines, Inc.

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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)
     135 American Legion Highway

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City, State and Zip Code
     Revere, Massachusetts 02151


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR, or
[ X ] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On August 11, 2000, the Registrant and its wholly-owned subsidiary, Post Tool, Inc., each filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Massachusetts. Since that date, the Registrant has continued to operate its businesses as a debtor-in-possession and has taken steps to divest its Golf Day business. The Registrant will be delayed in filing its Quarterly Report, Form 10-Q as a result of the Golf Day divestiture and its need for additional time to complete and obtain certain information to be reflected in Management's Discussion and Analysis of Financial Condition and Results of Operations - and the condensed Consolidated Financial Statements and the Notes thereto to be included in its Quarterly Report, Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Ronald L. Franklin,
      Executive Vice President, Finance
      and Chief Financial Officer         (781)         853-0900 x2315
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            (Name)                     (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
      answer is no, identify report(s).                         [X] Yes  [ ] No

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(3)   Is it  anticipated  that any  significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?                                          [ ] Yes  [X] No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

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                                Trend-Lines, Inc.
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                        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 10, 2000                   By:   /s/ Ronald L. Franklin
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                                         Ronald L. Franklin,
                                         Executive Vice President, Finance and
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).